Part II, Item 5 (Other Products and Services)

(a) Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

      YES

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

      JPMS, sometimes in conjunction with its affiliates, offers Subscribers

      1. Access to JPMS' algorithms/SOR, which in turn is able to access numerous trading centers, including JPB-X (as discussed in Part III, Item 5),

      2. Access to JPMS' JISU technology, which is a low-latency platform, accessed via a FIX connection, that can be used to access directly JPMS' algorithmic trading strategies, smart order routing technology, JPM-X (another NMS Stock ATS operated by JPMS), and/or external venues, and

      3. Neovest, which is an order and execution management system developed by JPMS' affiliate Neovest, Inc. and can be used to access numerous brokers, including JPMS and, specifically, JPMS' algorithms/SOR.

      JPMS may offer Subscribers access to its algorithms/SOR and/or JISU technology pursuant to an electronic trading agreement, the terms of which (regarding, e.g., intellectual property rights, warranties, indemnification obligations, and limitations of liability) are sometimes negotiated and generally do not contain specific terms and conditions for routing orders to JPB-X. JPMS may offer Subscribers Neovest pursuant to sub-licensing schedules to that agreement. Subscribers utilize Neovest pursuant to a click-through user agreement with Neovest, Inc.

(b) If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

      YES

(c) Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

YES

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

Neovest, Inc., an affiliate of JPMS, offers Subscribers Neovest, an order and execution management system that can be used to access numerous brokers, including JPMS and, specifically, JPMS' algorithms/SOR, which in turn is able to access numerous trading centers, including JPB-X (as discussed in Part III, Item 5). Subscribers utilize Neovest pursuant to a click-through user agreement with Neovest, Inc. Certain Subscribers utilize Neovest pursuant to an agreement with Neovest, Inc., the terms of which are sometimes negotiated, authorizing the Subscriber to access Neovest and to sub-license access to Neovest to the Subscriber's clients.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

YES

Part III, Item 7 (Order Types and Attributes)

(a) Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Conditional and Firm Orders. The algorithms/SOR can route to JPB-X (i) conditional orders and (ii) if any of the conditional orders match with other conditional orders in JPB-X, firm orders routed in response to firm-up invitations received directly from JPB-X (in the case of the SOR with respect to orders designated for Close Price Match) or from JPB-X via the SOR (in the case of JPMS algorithmic trading strategies).

Matching Types. JPB-X accepts Firm/Conditional Orders designated for the following two matching types:

-- Volume-Weighted Average Price Match ("VWAP Price Match"), which matches orders, using the conditional order process described in Part III, Item 9, and crosses them at a VWAP price determined by JPB-X over the course of a pre-determined match period; and

-- Close Price Match, which matches orders, using the conditional order process described in Part III, Item 9, and crosses them at the security's official closing price as determined by the closing auction at the primary exchange for the security.

Firm/Conditional Orders designated for each matching type are maintained in separate order books within JPB-X and do not interact with each other.

Firm/Conditional Order Types. JPB-X accepts (1) limit and market Firm/Conditional Orders for the VWAP Price Match matching type and (2) market-on-close Firm/Conditional Orders for the Close Price Match matching type. A limit Firm/Conditional Order is a Firm/Conditional Order to buy or sell stock at a specific price or better. A market Firm/Conditional Order is a Firm/Conditional Order to buy or sell stock at the best available price. A market-on-close Firm/Conditional Order is a Firm/Conditional Order to buy or sell stock at its closing price as determined by the primary exchange for the stock. JPB-X does not offer post-only Firm/Conditional Order types, and none of the above Firm/Conditional Order types is eligible for routing to other Trading Centers. The above Firm/Conditional Order types cannot be combined (i.e., a Firm/Conditional Order cannot be more than one Firm/Conditional Order type).

Time-In-Force Instructions. For both VWAP Price Match and Close Price Match matching types, JPB-X only accepts a "day" time-in-force instruction. A day Firm/Conditional Order is a Firm/Conditional Order intended to rest in an order book maintained by JPB-X until the Firm/Conditional Order is executed or cancelled at the end of the trading day or earlier.

Modifications, Replacements, and Cancellations. The algorithms/SOR can modify, replace, or cancel day Firm/Conditional Orders routed to JPB-X, whether designated for VWAP Price Match or Close Price Match, as described below. The modification or replacement of a day conditional order results in the entry of a replacement conditional order with a new time stamp and lower priority in time than the original conditional order, unless the modification is a reduction in the quantity of the conditional order, in which case the replacement conditional order has a new time stamp but the same priority in time that the original conditional order had prior to its replacement. Note, however, that conditional orders designated for Close Price Match cannot be modified, replaced, or cancelled once the Close Price Match matching time is reached. The algorithms/SOR can cancel or reduce the quantity of a firm-up order prior to its execution.

Rejections. JPB-X rejects (i) short sale exempt Firm/Conditional Orders, (2) short sale Firm/Conditional Orders designated for Close Price Match, (3) Firm/Conditional Orders priced at or above $1.00 per share if priced in a sub-penny increment, (4) Firm/Conditional Orders priced below $1.00 per share if priced in an increment of less than $.0001, and (5) Firm/Conditional Orders that exceed limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5.

Eligibility for Matching and Execution. A Firm/Conditional Order is ineligible for matching in JPB-X unless the price, minimum quantity, and counterparty preference instructions associated with the Firm/Conditional Order, if any, are satisfied. Conditional orders, but not firm orders, can have minimum match size requirements. As described in response to Part III, Item 9, when JPB-X sends a firm-up invitation, JPB-X cancels the corresponding conditional order, irrespective of the conditional order's minimum quantity instruction. As also described in response to Part III, Item 9, a firm-up order is ineligible for execution in JPB-X during the order's applicable firm-up period.

Matching of VWAP Price Match Orders. As described in response to Part III, Item 11, once JPB-X matches firm-up orders designated for VWAP Price Match and the match period has elapsed, the firm-up orders are crossed, based on equal split / time priority (i.e., all orders on the same side are given equal allocations with any remaining quantity allocated equally to earlier-in-time orders), at the VWAP determined by JPB-X. Changes to an associated parent order, price limitations, the triggering of a Rule 201 price test, production issues, or the closing of the stock at its primary exchange may result in termination of the match period, in which case the quantity of a matched order's fill will be proportional to the duration of the match period and the price of the fill will be the VWAP over the duration of the match period (or, if a Rule 201 price test is in effect, at a price that is allowed by the rule). In addition, JPB-X does not execute a cross in any NMS stock that is subject to a regulatory or trading halt (a "Halt"), although, as described in response to Part III, Item 20, JPB-X will continue to accept Firm/Conditional Orders in such an NMS stock and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock using the priority logic described in response to Part III, Item 11(c). Firm-up orders that were matched but for which the match period has not elapsed will be cancelled by JPB-X immediately after the Halt goes into effect. If a Halt in an NMS stock occurs during regular trading hours while a firm-up period for one or more conditional orders in that security is underway, JPB-X rejects any firm-up order received during the firm-up period while the halt is in place.

Matching of Close Price Match Orders. As described in response to Part III, Item 11, once JPB-X matches firm-up orders designated for Close Price Match in a NMS stock, they are crossed, based on time priority, at the closing price as determined by the closing auction and published by the primary exchange for the NMS stock after the exchange closes. As described in response to Part III, Item 20, when a Halt is in effect for an NMS stock, JPB-X will continue to accept and match conditional orders designated for Close Price Match and to accept instructions to modify, cancel, or replace conditional orders in that NMS stock using the priority logic described in response to Part III, Item 11(c) but will not execute orders if the primary exchange does not publish a close price as determined by the closing auction for the stock, in which case JPB-X will cancel the unexecuted orders immediately after JPMS determines that the primary exchange has not published a close price as determined by the closing auction for the stock and has been delayed in doing so as a result of the Halt. Firm-up orders that were matched but have not yet been executed will be cancelled by JPB-X immediately after the Halt goes into effect.

Changes in NBBO. Although a change in the NBBO would not affect the relative priority of matched firm-up orders that remain eligible for execution after the change, the change could affect whether a firm-up order designated for VWAP Price Match with a price instruction associated with it is eligible for execution and the execution price at which orders that remain eligible for execution are crossed.

(b) Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

YES

Part III, Item 9 (Conditional Orders and Indications of Interest)

(a) Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

    YES

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

JPB-X receives conditional orders routed to it by the SOR or by JPMS trading algorithms via the SOR. A conditional order describes the price, size, side, symbol, and minimum match size of the trading interest. Conditional orders can take the form of the Firm/Conditional Order types described in response to Part III, Item 7. JPB-X matches conditional orders designated for the VWAP Price Match and Close Price Match as described in response to Part III, Item 11. If two or more conditional orders match, JPB-X sends a firm-up invitation to (i) the SOR, if it had routed one of the matched conditional orders without instruction to do so from a JPMS algorithmic trading strategy, and/or (ii) any JPMS algorithmic trading strategy that instructed the SOR to route one of the matched conditional orders (with multiple firm-up invitations being sent to (i) any JPMS algorithmic trading strategy that routed more than one of the matched conditional orders or (ii) the SOR if it had routed more than one of the matched conditional orders without instruction to do so from a JPMS algorithmic trading strategy). The firm-up invitation includes the symbol, quantity, and price of the associated same-side conditional order that prompted the firm-up invitation and the matched size of contra-side trading interest.

When JPB-X sends a firm-up invitation, JPB-X cancels the corresponding conditional order, and the recipient of the firm-up invitation (i.e., the SOR or a JPMS algorithmic trading strategy) has the duration of the firm-up period to determine whether to send a firm-up order in response to the firm-up invitation. The price and size attributes reflected in a Subscriber's firm-up order may differ from the corresponding attributes reflected in the Subscriber's earlier conditional order. The firm-up period is the shorter of (i) the time it takes for JPB-X to receive firm-up orders corresponding to all of the matched conditional orders and (ii) the default firm-up period, which is currently two seconds. JPB-X does not match any firm-up orders until the firm-up period elapses. When the firm-up period elapses, JPB-X matches the firm-up orders designated for the VWAP Price Match and Close Price Match as described in response to Part III, Item 11.

By default, the algorithms/SOR can route conditional orders to JPB-X. Subscribers can opt out of the routing of conditional orders on their behalf. Subscribers can opt out in whole or in part (with respect to a subset of conditional orders or all conditional orders) by contacting their JPMS sales representatives. JPMS implements such restrictions as soon as reasonably practicable. In addition, JPMS reserves the right to limit or prohibit the use of conditional orders for Subscribers at JPMS' discretion if, as described in response to Part III, Item 3, ECS Liquidity Product Specialists responsible for the operation of JPB-X detect systematic behavior resulting in a materially negative impact to the operation of JPB-X or to other Subscribers as evidenced by, e.g., a high cancellation rate or, with respect to orders designated for VWAP Price Match, high VWAP slippage of the Subscriber's algorithmic orders.

(b) If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

YES

Part III, Item 15 (Display)

(a) Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?

      NO

(b) Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

      YES

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

> Firm/Conditional Orders are made known to the SOR when they are routed through it. As described in response to Part III, Item 9, when the algorithms/SOR routes conditional orders to JPB-X, JPB-X may send firm-up invitations back to the algorithms/SOR. Accordingly, when JPMS algorithmic trading strategies route conditional orders to JPB-X via the SOR, any resulting firm-up invitations are sent by JPB-X to a JPMS algorithmic trading strategy via the SOR, and when the SOR routes conditional orders to JPB-X without instruction to do so from a JPMS algorithmic trading strategy, any resulting firm-up invitations are sent by JPB-X to the SOR. A firm-up invitation includes the symbol, quantity, and price of the associated same-side conditional order that prompted the firm-up invitation and the matched size of contra-side trading interest. The SOR does not retain information about Firm/Conditional Orders resident in the respective order books for VWAP Price Match orders and Close Price Match orders other than Firm/Conditional Orders that the SOR routed to JPB-X without instruction to do so from a JPMS algorithmic trading strategy.

(c) If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

      YES